Arisawa Manufacturing Co., Ltd.
Main Office: No.5-5, 1-Chome Minamihoncho
Joetsu-City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117

04 JAN 12 7:21

[redacted]

04012021

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

To Whom It May Concern:

Enclosed please find the following documents:

- Fiscal Year ending March 31, 2004 Interim Closing Announcement (Consolidation)
- Notice of Short-form Merger

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Kazuo Watanabe

Kazuo Watanabe
Arisawa Manufacturing Co.,Ltd.
General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117

dw 1/13

October 24, 2003

Fiscal Year Ending March 31, 2004
Interim Closing Announcement (Consolidation)

Name of Listed Company: Arisawa Manufacturing Co., Ltd.

Listed on the 1st Section of Tokyo Stock Exchange
Prefecture where Head Office is located
Niigata Prefecture

Code No.:	5208
(url http://www.arisawa.co.jp/)	
Representative:	President and CEO: Sanji Arisawa
Contact Person:	Executive Managing Director: Yukio Takashima TEL: (025) 524-7101
Date of Board of Directors Meeting for Interim Closing:	October 24, 2003
Adoption of US accounting standards:	None

1. Consolidated Results for Interim Accounting Period of the Year 2003 (From April 1, 2003 to September 30, 2003)
   (1) Consolidated Operation Results
   (Note) Indicated by rounding off an amount less than 1 million yen

	Sales		Operating profit		Ordinary profit	
	(million yen)	%	(million yen)	%	(million yen)	%
Interim Accounting Period of 2003	22,393	32.4	3,352	87.5	3,800	76.0
Interim Accounting Period of 2002	16,906	15.3	1,788	5.7	2,160	9.5
Fiscal Year Ending March 31, 2003	37,004		4,435		5,276	

	Interim (current) net profit		Interim (current) net profit per share	Fully diluted interim (current) net profit per share
	(million yen)	%	(Yen, Sen)	(Yen, Sen)
Interim Accounting Period of 2003	2,169	64.1	73.25	72.72
Interim Accounting Period of 2002	1,321	12.4	49.41	48.97
Fiscal Year Ending March 31, 2003	3,119		115.15	114.96

(Note) 1) Equity method investment income: Interim accounting period of 2003: 450 million yen, Interim accounting period of 2002: 413 million yen, FY 2003: 878 million yen
2) Average number of shares during the accounting period (consolidation) Interim accounting period of 2003: 29,615,385 shares, Interim accounting period of 2002: 26,750,070 shares, FY2003: 26,756,971 shares
3) Change in accounting method: None
4) Indication of percentage of sales, operating profit, ordinary profit and interim (current) net profit shows the rate of increase or decrease against the previous interim accounting period.

(2) Consolidated Financial Conditions

	Total assets	Shareholder equity	Equity ratio	Shareholder equity per share
	(million yen)	(million yen)	%	(Yen, Sen)
Interim Accounting Period of 2003	47,787	31,693	66.3	1,064.41
Interim Accounting Period of 2002	40,804	27,634	67.7	1,032.94
Fiscal Year Ending March 31, 2003	44,712	29,314	65.7	1,092.69

(Note) Number of outstanding shares at the end of period (consolidation) Interim accounting period of 2003: 29,775,730 shares, Interim accounting period of 2002: 26,753,253 shares, FY2003: 26,792,883 shares

(3) Status of Consolidated Cash Flow

	Cash flow from operating activities	Cash flow from investment activities	Cash flow from financial activities	Closing balance of cash and cash equivalents
	(million yen)	(million yen)	(million yen)	(million yen)
Interim Accounting Period of 2003	2,398	Δ4,049	Δ440	3,679
Interim Accounting Period of 2002	2,845	440	Δ480	7,943
Fiscal Year Ending March 31, 2003	6,783	Δ5,381	Δ799	5,773

(4) Scope of Consolidation and Matters related to Application of Equity Method
Number of consolidated subsidiaries: 7 companies, Number of non-consolidated subsidiaries to which equity method is applied: 0, Number of affiliated companies to which equity method is applied: 5 companies

(5) Scope of Consolidation and Changes in Application of Equity Method
Consolidation: The number of companies has decreased by three due to the merger of four consolidated companies. No change in interest

2. Anticipated Consolidated Results for FY 2004 (From April 1, 2003 to March 31, 2004)

	Sales	Ordinary profit	Current net profit
	(million yen)	(million yen)	(million yen)
Full year	46,300	7,900	4,650

(Reference) Forecasted current net profit per share (Full year) 156 yen 17 sen

* The above forecast was made based on the available information as of the date of announcement and results may differ in the future due to various factors.

Present Conditions of Business Group

Our group (filing company and affiliated companies of the filing company) consists of the Company, 11 subsidiaries and 7 affiliated companies. Our companies are engaged in the manufacture of industrial materials, including glass fiber, special fiber textile products, and resin processed products, etc., and products are sold as electronic materials, display materials, electric insulation materials and industrial application structural materials. We have further developed business activities such as sales of goods related to each business and sales of sporting goods, etc.

Positioning and relationship to each segment by business category of our group are as follows. In this regard, the classification of two businesses, "Manufacture and sales business of industrial materials, etc." and "Other businesses" are the same as the segment information by business category set forth in "Segment Information."

In this connection, in the "manufacture and sales business of industrial materials, etc.," Myoko Shinko Co., Ltd. merged with Arisawa Polywork Co., Ltd., Yuai Sangyo Ltd. and Arisawa Distribution Ltd., and the company name was changed to Arisawa Sogyo Co., Ltd.

(1) Manufacture and Sales of Industrial Materials, etc.

1) Electronic materials

The Company carries out manufacture and sales of flexible printed-wiring boards and base materials for rigid printed circuits, and Arisawa Fiber Glass Co., Ltd., one of our subsidiaries, conducts manufacture of glass cloth for printed-wiring boards and sales. An affiliated company, Taiflex Scientific Co., Ltd. is engaged in the manufacture and sales of base materials for flexible printed-wiring boards.

2) Display Materials

The company manufactures and sells Fresnel lenses for rear projection TVs and anti-reflection plates, etc., to be used as display materials and Arisawa Optech Co., Ltd., a subsidiary, manufactures and sells anti-glare filters, etc., while Color Link Japan Co., Ltd., an affiliate, is engaged in the manufacture and sales of special optical films. Polatechno Co., Ltd. manufactures and sells polarizing plates for liquid crystal displays and Scala Co., Ltd. manufactures and sells optical materials for the medical field.

3) Electric Insulation Materials

Arisawa Fiber Glass Co., Ltd., a subsidiary, manufactures glass cloth tapes used as electric insulation materials and the Company sells these while another subsidiary, Arisawa Sogyo Co., Ltd., and an affiliated company, Tochio Nakajin Shosen, Ltd., manufacture these products while the Company carries out sales.

Also, the Company manufactures and sells mica tapes for fire proof electrical wiring, pre-preg and adhesive tapes for electric insulation and its subsidiaries, Arisawa Sogyo Co., Ltd. and Arisawa Resin Industry Co., Ltd., manufacture these while the Company assumes sales of these.

4) Industrial application structural materials

FW molded products used as industrial application structural materials and honeycomb panels for aircraft, etc., are manufactured and sold by the Company and drawing molded products, FRP ski sheets, etc., are manufactured by Arisawa Sogyo Co., Ltd., a subsidiary, and an affiliated company, Shinano Co., Ltd., while the Company carries out sales.

5) Others

Related products of 3) and 4) in the above are sold by the Company and also by Arisawa Kenpan Co., Ltd.

(2) Other Businesses

Eagle Co., Ltd., a subsidiary, operates a driving range, Arisawa Sporting Goods Co., Ltd. sells sporting goods and Kei Ski Garage Ltd. manufactures and sells sporting goods.

Corporate Policy

Along with the Company's corporate philosophy of "creation, innovation and challenge," the Company's corporate policy promotes business differentiation through speed and mobility, actively anticipating changes in markets and making positive contributions to the development of society.

Based on its corporate policy, the Company is aiming at creating corporate value and increasing shareholder value through improvements in customer satisfaction levels, increased speed in new product development and strengthening profitability via thorough cost reductions.

Basic Policy for Profit Distribution

Regarding the dividend policy of the Company, profit returns to all shareholders are one of the top priorities of management. While the Company pays attention to internal reserves, in preparation of future business developments and reinforcement of its corporate structure, the Company has decided on a policy of implementing profit distributions coupled with performance and distributes dividends wherever possible, taking into consideration performance and financing requirements. With respect to internal reserves, the Company will appropriate capital for research and development and capital investment for business expansion in order to increase profits to our shareholders in the future. Specifically speaking, we are projecting a capital investment of 3,670 million yen in the year ending March 31, 2004 and 4,360 million yen in the year ending March 31, 2005.

With a view to improving shareholder-oriented management and liquidity of stocks of the Company and broadening the investor base, as of May 19, 2003, we carried out a share split of 1.1 shares (free issue) for shareholders as of March 31, 2003. Shares split have been implemented for four consecutive years since the year ending March 31, 2000.

Target Management Index

Our target management index has been set for the mid and long-term as follows. A new product sales ratio exceeding 50%, ordinary profit exceeding 12% and ROE (Return on Equity) exceeding 10%. With respect to the new product sales ratio in particular, we have exceeded 50% from above 35% in the previous year through speeding-up development by strengthening development resources.

Mid and Long-Term Corporate Strategy

The Company will concentrate business resources on electronic materials and display materials fields and, with the provision of members contributing highly added value produced by our unique technology, aim at achieving the top share in niche markets into which other companies have difficulty entering. In the field of electronic materials, we aim at increasing our share of flexible printed circuit materials and in the field of display materials, we aim at improvements in the productivity of Fresnel lenses and sales expansion of anti-reflection plates and films.

Tasks to be Tackled by the Company

For the purpose of winning global competition, tasks with top priority which must be tackled by the Company are as follows.

1) To aim at becoming a technologically oriented company possessing high level technology by promoting speedy and flexible customer relations and development of unique technology.
2) To promote efficient organization operations and improvements in individual ability that support the organization.
3) To realize more efficient use of business resources through implementation of "scrap and build," anticipating changes in the marketplace.
4) To aim at utilizing a network system and promoting reinforcement of mobility through anticipation and sharing of information.

Basic Concept of Corporate Governance and Implementation Conditions of Its Measures

"Basic Concept of Corporate Governance"

Our Group aims to collect highly accurate information and to implement speedy decision making measures. For this purpose, we believe it desirable to have in place a management system of a selected few and with a minimum number of directors. In order to incorporate outside opinions broadly, we have introduced a system of outside directors and have established the board of directors as a forum of final decision making. For execution of routine business, we have introduced an operating officer system.

In order to promote communications with our shareholders and investors, we carry out information disclosure activities positively and expeditiously including disclosure of quarterly results, results briefings and company information meetings.

"Implementation Conditions of Measures for Corporate Governance"

(1) Present Condition of Business Management System related to Decision Making, Execution and Supervision of Corporate Management and Other Corporate Governance Systems

1) Categorization between company establishing committees, etc., or adopting an auditing system.
The Company has adopted an auditing system.

2) Status of Appointment of Outside Directors and Outside Auditors
The Company has two part-time outside directors among eight directors and three outside auditors among three auditors (out of which two of them are part-time auditors).

3) Assignment of Full-time Staff to Outside Auditors
General Affairs Dept., General Affairs Group handles staff.

4) Mechanism of Business Execution and Supervision
In addition to regular and extraordinary board of directors' meetings held every month, we conduct efficient business execution through holding operating officers' meetings three times a month and information exchanges during morning meetings held every other day as well as conduct business audits by auditors.

5) Mechanism of Internal Control
Under the President, efficient internal checks and balances are made among four Departments, namely, Sales, Manufacture, Technology and Management Departments as well as regular internal audits conducted by the Internal Audit Office.

6) Status of Third Parties, including Attorneys, Accounting Auditors, etc.
The Company has entered into a legal advisor agreement with Toshiaki Kawakami Law Firm and receives advice as appropriate. We also receive ordinary business audits by Shin Nihon & Co., an accounting auditor.

(2) Summary of Personal Relations, Capital Relations or Transaction Relations and Other Interests between the Company and Outside Directors and Outside Auditors

Out of the two outside directors, one director is an advisor of our client and the client is also our shareholder. Out of the three auditors, two of them are full-time auditors of client banks and the client banks are also our shareholders.

Business Results

As for economic conditions in the current consolidated interim accounting period, while performance of domestic enterprises has improved and capital investment has shown an upward trend, the economy has continued to suffer due to the sluggish in individual consumption and the lack of improvements in employment. Overseas, too, economies have been sluggish due to the impact of the war in Iraq and SARS.

In related industries of the Company, in the electronics materials field, supply of materials for information-related devices, including cellular phones, DVD players, digital cameras has largely increased. In the display materials field, demand for Fresnel lenses for rear projection TVs has increased. In the industrial application structural materials field, sales recorded a slight increase as a result of an increase in receipt of orders for FRP pipes for desalination of seawater. With respect to electric insulation materials field and related goods, sales have decreased

due to a decline in capital investment and continued stagnation in the domestic economy.

Under such circumstances, our Group concentrated its business resources on electronic materials and display materials as well as made efforts in accelerating the development of new products, more efficient use of business resources and thorough cost reductions. As a result, consolidated sales of the Company reached 22,393 million yen (32.4% increase over the previous period). Regarding profits, operating profit recorded 3,352 million yen (87.5% increase over the previous period), ordinary profit was 3,800 million yen (76.0% increase from the previous period) and net profit reached 2,169 million yen (64.1% increase over the previous period) due to the effects of operating capacity as a result of an increase in sales.

Sales by the parent only recorded 20,723 million yen (32.3% increase over the previous period). In the electronic materials field, materials for flexible printed wiring boards for information-related devices, including cellular phones, digital cameras and DVD have shown growth, which recorded increases in revenues of 74.4% from the previous period. In the display materials field, revenues increased by 16.7% from the previous period due to the increase in Fresnel lenses as a result of growth in rear projection TVs and an increase in front board processing for PDPs. In the electric insulation materials field, revenues decreased by 14.2% from the previous period due to a reduction in capital investment by respective electric power companies. In the field of industrial application structural materials, revenues increased by 1.0% from the previous period due to the increase in FRP pipes for desalination of seawater, and related goods recorded a decrease of 18.2% over the previous period as a result of a sales decrease in purchased goods. Regarding profits, operating profit reached 3,041 million yen (70.6% increase over the previous period), ordinary profit was 3,251 million yen (72.6% increase from the previous period) and net profit was 1,744 million yen (62.7% increase over the previous period).

Net Sales by Field (Parent only)

(Unit: Millions of Yen, Indicated by rounding down less than one million yen)

	Interim Period of the Year ended March 31, 2003		Interim Period of the Year ending March 31, 2004		Increase or decrease against the previous period
	Amount	Composition ratio	Amount	Composition ratio	
Electronic materials	5,853	37.4%	10,206	49.3%	74.4%
Display materials	6,253	39.9%	7,296	35.2%	16.7%
Electric insulation materials	1,643	10.5%	1,410	6.8%	△14.2%
Industrial application structural materials	1,287	8.2%	1,300	6.3%	1.0%
Related goods	623	4.0%	509	2.4%	△18.2%
Total	15,661	100.0%	20,723	100.0%	32.3%

Forecast of Performance

As for the domestic economy, a very severe business environment is expected to continue in the future. Under such circumstances, the Company will make maximum efforts to increase income and profit by tackling the top priority tasks referred to above.

With respect to the forecast of consolidated results for the full year, we expect net sales of 46.3 billion yen (increase of 25.1% over the previous period) due to an increase in sales of electronic materials and display materials. As for profits, we expect ordinary profit of 7.9 billion yen (increase of 49.7% over the previous period), and current profit of 4,650 million yen (increase of 49.1% over the previous period).

Regarding the parent only, we expect net sales of 43.6 billion yen (26% increase from the previous period), ordinary profit of 6.8 billion yen (49.4% increase from the previous period) and net profit of 3.8 billion yen (53.9% increase from the previous period). We have set an exchange rate of 110 yen against the dollar.

Cash Flow

Cash and cash equivalents (hereinafter referred to as "Funds") in the current consolidated interim period were 3,679 million yen, which was a 4,263 million yen decrease from the end of the previous consolidated interim period. This was due to the expenses of depositing term deposits and increase in the acquisition of tangible fixed assets, while profits before taxes increased as a result of growth in business results. The conditions of respective cash flows and the factors are as follows.

(Cash Flow from Operating Activities)

Regarding cash flow from operating activities, while profits before taxes increased due to the expansion of business results in the fields of electronic materials and display materials, as a result of an increase in accounts receivable, inventories, corporate taxes, etc., affected by the sales increase, cash flow was 2,389 million yen, which was a decrease in cash inflow by 447 million yen from the end of the previous consolidated interim period.

(Cash Flow from Investment Activities)

With respect to cash flow from investment activities, it recorded 4,049 million yen of outflow due to the operation of term deposits, etc., and an increase in the acquisition of tangible fixed assets, which was a 4,490 million yen outflow increase from the end of the previous consolidated interim period.

(Cash Flow from Financial Activities)

As for cash flow from financial activities, while the Company has made repayment of short-term borrowings, it had revenues of 634 million yen from issuing stocks through the exercise of stock options. Therefore, cash outflow was 440 million yen, which was a decrease in outflow by 40 million yen from the end of the previous consolidated interim period.

1. Consolidated Financial Statement

1) Consolidated Balance Sheet

Item	End of previous consolidated interim accounting period (As of September 30, 2002) Amount (thousand yen)		Composition ratio (%)	End of current consolidated interim accounting period (As of September 30, 2003) Amount (thousand yen)		Composition ratio (%)	Consolidated condensed balance sheet for previous consolidated fiscal year (As of March 31, 2003) Amount (thousand yen)		Composition ratio (%)
(Assets)									
Ⅰ. Current Assets									
1. Cash and deposits		7,867,462			7,984,574			9,597,300	
2. Notes and accounts receivable		8,729,511			9,847,890			8,698,369	
3. Securities		160,561			160,626			160,595	
4. Inventories		4,131,700			5,389,971			4,233,998	
5. Deferred taxable assets		278,350			589,887			590,633	
6. Others		238,678			530,136			369,057	
Allowance for doubtful accounts		△ 16,194			△ 22,476			△ 18,305	
Total Current Assets		21,390,070	52.4		24,480,610	51.2		23,631,648	52.9
Ⅱ. Fixed Assets									
1. Tangible fixed assets									
(1) Buildings and structures	4,989,324			5,863,276			5,056,772		
(2) Machinery, equipment and delivery equipment	4,076,894			4,868,258			4,245,364		
(3) Land	1,741,055			1,567,699			1,567,699		
(4) Others	1,376,695	12,183,970	29.9	2,791,809	15,091,044	31.6	2,318,377	13,188,213	29.5
2. Intangible fixed assets		67,595	0.2		62,602	0.1		61,913	0.1
3. Investments and other assets									
(1) Investment Securities	6,740,864			7,691,425			7,217,025		
(2) Deferred taxable assets	123,440			298,289			358,346		
(3) Others	342,327			188,099			281,542		
Allowance for doubtful debts	△ 43,848	7,162,783	17.5	△ 24,161	8,153,653	17.1	△ 25,752	7,831,161	17.5
Total Fixed Assets		19,414,349	47.6		23,307,299	48.8		21,081,288	47.1
Total Assets		40,804,420	100.0		47,787,909	100.0		44,712,937	100.0

Item	End of previous consolidated interim accounting period (As of September 30, 2002) Amount (thousand yen)	Composition ratio (%)	End of current consolidated interim accounting period (As of September 30, 2003) Amount (thousand yen)	Composition ratio (%)	Consolidated condensed balance sheet for previous consolidated fiscal year (As of March 31, 2003) Amount (thousand yen)	Composition ratio (%)
(Liabilities)						
Ⅰ. Current Liabilities						
1. Notes and accounts payable	7,413,441		9,680,786		8,430,821	
2. Short-term borrowings	1,029,800		229,000		646,000	
3. Accrued income tax and others	804,193		1,224,992		1,623,019	
4. Deferred taxable liabilities	584		–		–	
5. Allowance for bonuses	960,596		1,562,267		1,093,757	
6. Others	2,402,115		2,989,183		3,093,285	
Total Current Liabilities	12,610,730	30.9	15,686,230	32.8	14,886,884	33.2
Ⅱ. Fixed Liabilities						
1. Long-term borrowings	43,000		19,000		31,000	
2. Deferred taxable liabilities	115,678		–		–	
3. Reserve for severance payment	215,633		238,006		291,712	
4. Reserve for bonuses to retiring officers	159,425		130,974		169,053	
5. Consolidated Adjustment Account	–		4,817		5,352	
6. Others	15,814		15,336		14,536	
Total Fixed Liabilities	549,552	1.4	408,134	0.9	511,654	1.1
Total Liabilities	13,160,283	32.2	16,094,364	33.7	15,398,539	34.3
(Minority Interest)						
Minority Interest	9,664	0.0	–	–	–	–
(Stockholder Equity)						
Ⅰ. Capital	6,337,106	15.5	6,698,400	14.0	6,378,708	14.3
Ⅱ. Capital reserve	5,449,469	13.4	5,810,553	12.1	5,491,071	12.3
Ⅲ. Earned surplus	15,527,620	38.0	18,949,807	39.7	17,437,129	39.0
Ⅳ. Other differences from appreciation of securities	334,320	0.8	295,987	0.6	71,659	0.2
Ⅴ. Exchange conversion adjustment settlement	2,781	0.0	△ 8,604	△0.0	△ 42,086	△0.1
Ⅵ. Treasury Stock	△ 16,825	△0.0	△ 52,598	△0.1	△ 22,084	△0.0
Total Stockholder Equity	27,634,472	67.7	31,693,545	66.3	29,314,397	65.7
Total Liabilities, Minority Interest and Stockholder Equity	40,804,420	100.0	47,787,909	100.0	44,712,937	100.0

2) Consolidated Statement of Income

	Previous consolidated interim accounting period (From April 1, 2002 to September 30, 2002)			Current consolidated interim accounting period (From April 1, 2003 to September 30, 2003)			Consolidated condensed statement of income for previous consolidated fiscal year (From April 1, 2002 to March 31, 2003)		
Item	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)
Ⅰ. Sales		16,906,875	100.0		22,393,065	100.0		37,004,746	100.0
Ⅱ. Sales cost		13,481,282	79.7		17,204,974	76.8		29,024,559	78.4
Gross profit on sales		3,425,593	20.3		5,188,090	23.2		7,980,186	21.6
Ⅲ. Selling and general administration expenses		1,636,885	9.7		1,835,153	8.2		3,544,540	9.6
Operating Profit		1,788,708	10.6		3,352,937	15.0		4,435,645	12.0
Ⅳ. Non-operating revenue		568,524	3.4		607,430	2.7		1,168,585	3.2
Ⅴ. Non-operating expenses		197,115	1.2		159,563	0.7		327,806	0.9
Ordinary Profit		2,160,116	12.8		3,800,804	17.0		5,276,424	14.3
Ⅵ. Extraordinary profit		–	–		–	–		18,290	0.0
Ⅶ. Extraordinary Losses		66,059	0.4		336,666	1.5		352,833	1.0
Pretax interim (current) net profit		2,094,057	12.4		3,464,137	15.5		4,941,882	13.3
Corporate income tax, local residence tax, and enterprise tax	773,071			1,294,933			2,350,500		
Adjustment of corporate income tax, etc.	–	773,071	4.6	–	1,294,933	5.8	△ 523,264	1,827,235	4.9
Loss of minority shareholders		△ 763	△0.0		–	–		△ 4,475	△0.0
Unappropriated retained earnings for interim period (current)		1,321,748	7.8		2,169,204	9.7		3,119,122	8.4

3) Statement of Consolidated Surplus

	Previous consolidated interim accounting period (From April 1, 2002 to September 30, 2002)		Current consolidated interim accounting period (From April 1, 2003 to September 30, 2003)		Consolidated condensed statement of surplus for previous consolidated fiscal year (From April 1, 2002 to March 31, 2003)	
Item	Amount (thousand yen)		Amount (thousand yen)		Amount (thousand yen)	
(Capital surplus)						
Ⅰ. Balance at the beginning of period	5,432,618	5,432,618	5,491,071	5,491,071	5,432,618	5,432,618
Ⅱ. Adjustment of surplus						
1. New share issues by capital increase	16,850	16,850	319,481	319,481	58,452	58,452
Ⅲ. Balance at the end of interim period (at the end of year)		5,449,469		5,810,553		5,491,071
(Earned surplus)						
Ⅰ. Balance at the beginning of period	14,888,501	14,888,501	17,437,129	17,437,129	14,888,501	14,888,501
Ⅱ. Increase in earned surplus						
1. Increase in earned surplus by a decrease in consolidated subsidiaries	–		–		112,135	
2. Interim (current) net profit	1,321,748	1,321,748	2,169,204	2,169,204	3,119,122	3,231,257
Ⅲ. Adjustment of earned surplus						
1. Decrease in surplus due to increase of consolidated subsidiaries	139,187		–		139,187	
2. Dividends	510,541		616,236		510,541	
3. Bonuses for directors	32,901	682,629	40,290	656,526	32,901	682,629
Ⅳ. Balance at the end of interim period (at the end of year)		15,527,620		18,949,807		17,437,129

4) Statement of Consolidated Cash Flow

	Previous consolidated interim accounting period (From April 1, 2002 to September 30, 2002)	Current consolidated interim accounting period (From April 1, 2003 to September 30, 2003)	Statement of consolidated condensed cash flow for previous consolidated fiscal year (From April 1, 2002 to March 31, 2003)
Item	Amount (thousand yen)	Amount (thousand yen)	Amount (thousand yen)
Ⅰ. Cash flow from operation activities			
Pretax interim (current) net profit	2,094,057	3,464,137	4,941,882
Depreciation	735,162	841,904	1,577,790
Amortization of consolidated adjustment account	–	△ 535	–
Investment profit by equity method	△ 413,978	△ 450,815	△ 878,516
Profit on sale of tangible fixed assets	–	–	△ 18,290
Expenses for shares issued	1,184	4,772	1,957
Loss on retirement of tangible fixed assets	21,229	33,176	29,147
Loss on appreciation of investment securities	–	300,307	97,727
Loss on sale of investment securities	–	3,182	–
(Profit) or loss on conversion	126,038	52,550	154,752
Increase or (decrease) in reserve for bonuses to retiring officers	9,428	△ 38,079	19,056
Increase in reserve for bonuses	311,611	468,509	464,803
Increase or (decrease) in reserve for retirement allowance	67,865	△ 53,705	143,943
Increase or (decrease) in provisions for doubtful accounts	10,545	2,579	△ 5,439
Interest and dividends received	△ 53,662	△ 51,741	△ 70,408
Interest paid	7,569	3,592	15,100
(Increase) or decrease in sales receivables	△ 730,516	△ 1,144,857	△ 711,222
(Increase) or decrease in inventories	△ 532,863	△ 1,155,972	△ 692,859
Increase or (decrease) in purchase liabilities	1,542,633	1,249,965	2,586,658
Increase or (decrease) in accrued consumption tax, etc.	59,158	△ 55,072	97,721
Decrease in other assets	11,657	△ 12,072	46,838
Increase or (decrease) in other liabilities	30,557	420,354	138,173
Bonuses to officers paid	△ 32,901	△ 40,290	△ 32,901
Subtotal	3,264,777	3,841,890	7,905,916
Interest and dividends received	107,433	233,467	120,492
Interest paid	△ 7,194	△ 3,241	△ 14,559
Corporate income tax, etc., paid	△ 519,286	△ 1,673,802	△ 1,228,453
Cash flow from operation activities	2,845,728	2,398,313	6,783,396

	Previous consolidated interim accounting period (From April 1, 2002 to September 30, 2002)	Current consolidated interim accounting period (From April 1, 2003 to September 30, 2003)	Statement of consolidated condensed cash flow for previous consolidated fiscal year (From April 1, 2002 to March 31, 2003)
Item	Amount (thousand yen)	Amount (thousand yen)	Amount (thousand yen)
Ⅱ. Cash flow from investment activities			
Expenditure for placement in time deposits	–	△ 2,770,000	△ 3,898,351
Revenue from refund of time deposits	1,555,947	2,243,044	1,452,024
Expenditure for acquisition of tangible fixed assets	△ 942,803	△ 3,344,655	△ 2,537,787
Revenue from sale of tangible fixed assets	–	–	191,914
Expenditure for acquisition of investment securities	△ 107,927	△ 165,232	△ 704,594
Revenue from sale of investment securities	–	4,429	–
Expenditure for lending	△ 46,508	△ 184,045	△ 128,356
Revenue from collection of loans	8,251	173,630	270,569
Others	△ 26,288	△ 6,987	△ 26,888
Cash flow from investment activities	440,672	△ 4,049,817	△ 5,381,470
Ⅲ. Cash flow from financing activities			
Net increase (decrease) in short-term borrowings	32,935	△ 417,000	△ 347,064
Expenditure for repayment of long-term borrowings	△ 20,400	△ 12,000	△ 36,200
Proceeds from stocks issued	32,516	634,401	114,947
Expense by acquisition of treasury stock	△ 15,500	△ 30,514	△ 20,759
Dividends paid	△ 509,618	△ 615,234	△ 510,133
Cash flow from financing activities	△ 480,066	△ 440,346	△ 799,209
Ⅳ. Conversion difference in cash and cash equivalents	△ 126,038	△ 1,689	△ 52,195
Ⅴ. Increase (decrease) in cash and cash equivalents	2,680,296	△ 2,093,539	550,520
Ⅵ. Cash and cash equivalents at the beginning of year	5,251,197	5,773,168	5,251,197
Ⅶ. Cash and cash equivalents at the beginning of year of newly consolidated subsidiaries	11,519	–	11,519
Ⅷ. Cash and cash equivalents of companies excluded from consolidation	–	–	△ 40,069
Ⅸ. Cash and cash equivalents at the end of interim period (year)	7,943,013	3,679,628	5,773,168

Underlying Substantial Matters for Preparation of Consolidated Interim Financial Statements

1. Matters related to the Scope of Consolidation
   (1) Number of consolidated subsidiaries: 7
   Names of consolidated subsidiaries:
   Arisawa Sogyo Co., Ltd., Arisawa Kenpan Co., Ltd., Arisawa Resin Industry Co., Ltd., Arisawa Sporting Goods Co., Ltd., Arisawa Fiber Glass Co., Ltd., Eagle Co., Ltd., Arisawa Optec Co., Ltd.
   Myoko Shinko Co., Ltd. changed its company name to Arisawa Sogyo Co., Ltd. by merging with Arisawa Polywork Co., Ltd. Yuai Sangyo Ltd. and Arisawa Distribution Ltd. in April 2003.
   (2) Name of Major Non-Consolidated Subsidiaries
   Major non-consolidated subsidiaries
   Arisawa Sangyo Co., Ltd.
   (The reason for exclusion from consolidation)
   Non-consolidated subsidiaries (Arisawa Sangyo Co., Ltd. and 3 other companies) are all small in size and aggregate totals of their total assets, sales, net interim income (equity amount) and surplus (equity amount) of each subsidiary have not provided any substantial effect on the consolidated interim financial statements.

2. Matters related to Application of Equity Method
   (1) Number of affiliated companies for which equity method applies: 5
   Names of companies: Polatechno Co., Ltd., Shinano Co., Ltd., Scala Co., Ltd., Color Link Japan Co., Ltd., Taiflex Scientific Co., Ltd.
   (2) As non-consolidated subsidiaries for which the equity method does not apply (Arisawa Sangyo Co., Ltd. and 2 other companies) and affiliated companies (Ryoyu Industry Co., Ltd. and 1 other company) having only a slight effect on net consolidated income and consolidated surplus respectively, or do not have significance as a whole, these have been excluded from application of the equity method.
   (3) Among the companies for which the equity method applies, the interim closing date of Taiflex Scientific Co., Ltd. (June 30, 2003) differs from the consolidated interim closing date, therefore the interim financial statements for the interim accounting period of the same company has been used.

3. Matters concerning the Interim Closing Date of Consolidated Subsidiaries
   Interim closing date of consolidated subsidiaries is the same as the consolidated interim closing date except for Arisawa Sporting Goods Co., Ltd. The interim closing date of the company is July 31, 2003, but in preparing current consolidated interim financial statements, we have used interim financial statements as of the interim closing date. With respect to substantial transactions made between different closing dates, necessary adjustment for consolidation has been made.
   The closing date of the previous period of Arisawa Polywork Co., Ltd. was January 31, 2003. As the settlement term was changed in connection with the merger of the said company with Myoko Shinko Co., Ltd., the two months of February 2003 and March 2003 are shown in the current consolidated interim period.

4. Matters concerning Accounting Standards
   (1) Appreciation Standards and Method for Substantial Assets
   1) Inventories
   Products, commodities, semi-finished goods, and goods in process
   Valuation at cost by FIFO method
   Raw materials and purchased supplies
   Periodic average method is used at cost.
   2) Securities
   Other securities
   * Securities for which market value is available:
   Mark to market method based on market price as of the interim account closing date (All appreciation differences have been treated by direct transfer by the capital method and cost of

products sold has been calculated by the periodic average method).

* Securities for which market value is not available:

Valued by the periodic average method at cost

3) Derivatives

Mark to market method

(2) Depreciation Method of Substantial Depreciable Assets

1) Tangible fixed assets

Fixed percentage method

With regard to buildings (excluding annexed facilities of the building) acquired after April 1, 1998, however, the fixed amount method has been applied.

2) Intangible fixed assets

Fixed amount method

With respect to software for internal use, the fixed amount method on the basis of service life (5 years) in-company has been applied.

(3) Allocation of Standards for Substantial Allowances

1) Allowance for doubtful accounts

In preparation for losses from credit loss, we have appropriated an uncollectible amount at an actual bad debt ratio for general credits, and by considering possible individual collectibility as for special credits such as doubtful loans.

2) Reserve for bonuses

In order to appropriate bonuses paid to employees, we have appropriated an amount for the current interim accounting period based on the estimated amount of payment.

3) Reserve for Retirement Benefits

(a) The Company

In preparation for the payment of retirement benefits to employees, we have appropriated an amount deemed to accrue at the end of the current consolidated interim accounting period based on an estimated amount of liabilities for retirement benefits and pension assets at the end of the current consolidated fiscal year.

Regarding the differences in mathematical calculation, the amount obtained by the fixed amount method for a fixed period of time (5 years) within the average remaining years of service of employees at the time of accrual in each consolidated fiscal year has been allocated to expenses from the following consolidated fiscal year of accrual.

(b) Consolidated Subsidiaries

In preparation for the payment of retirement benefits to employees, these companies have appropriated an amount deemed to accrue at the end of the current consolidated interim accounting period on the basis of an estimated amount of liabilities for retirement benefits at the end of the current consolidated fiscal year.

4) Reserve for Officer Retirement Bonuses

(a) The Company

In preparation for the payment of officer retirement bonuses, we have appropriated an amount required at the end of the consolidated interim accounting period pursuant to bylaws.

(4) Conversion Standards of Substantial Foreign Currency Assets or Liabilities into Yen

Foreign currency monetary debts are converted into yen at the spot exchange rate on the closing day of the consolidated interim accounting period and exchange differences are treated as profit or loss.

(5) Treatment of Substantial Lease Transactions

Finance lease transactions other than those for which ownership is deemed fully transferred to the lessee are treated pursuant to accounting standards in the manner as applied to ordinary lease transactions.

(6) Other Underlying Substantial Matters for Preparation of Consolidated Interim Financial Statements

1) Treatment of deferred assets

Expenses for shares issued are all treated as expenses where incurred.

2) Accounting treatment of consumption tax, etc.

Accounting treatment of consumption tax adopts pretax method.

5. Scope of Funds in Consolidated Interim Statement of Cash Flow

The funds are cash, demand deposits that can be withdrawn at any time and short-term investments which can easily be converted into cash that carry only a small risk in price fluctuations and a maturity date of which will arrive within 3 months from the date of acquisition.

Explanatory Notes for Financial Statement

		(Previous consolidated interim accounting period)	(Current consolidated interim accounting period)	(Previous consolidated fiscal year)
(1)	Accumulated depreciation of tangible fixed assets	16,801,430 thousand yen	17,844,854 thousand yen	17,497,508 thousand yen
(2)	Assets pledged as collateral	4,324,756 thousand yen	3,547,036 thousand yen	4,036,674 thousand yen
(3)	Guaranteed obligations	106,000 thousand yen	58,000 thousand yen	82,000 thousand yen

(Note) A guarantee by two companies and NIPPON KAYAKU Co., Ltd.

(4) Relationship between the balance of cash and cash equivalents at the end of the interim period (at the end of the year) and the amount of items listed on the balance sheet of the interim consolidation (consolidation)

Cash and deposits	7,867,462 thousand yen	7,984,574 thousand yen	9,597,300 thousand yen
Time deposits over 3 months of depositing period	△ 85,010 thousand yen	△ 4,465,572 thousand yen	△ 3,984,727 thousand yen
MMF	160,561 thousand yen	160,626 thousand yen	160,595 thousand yen
Cash and cash equivalents	7,943,013 thousand yen	3,679,628 thousand yen	5,773,168 thousand yen

(5) Since tax effect accounting by the simplified resale method has been applied to tax expenses for the current consolidated interim accounting period and previous consolidated interim accounting period, corporate income tax adjustment, etc., is included in "Corporate income tax, local residence tax, and enterprise tax."

(Segment Information)

1. Segment Information by Business Category

For the previous consolidated interim accounting period (From April 1, 2002 to September 30, 2002)

	Manufacture and sale of industrial materials (thousand yen)	Other businesses (thousand yen)	Total (thousand yen)	Extinguishment or all companies (thousand yen)	Consolidation (thousand yen)
Sales					
(1) Sales to outside customers	16,455,115	451,759	16,906,875	–	16,906,875
(2) Inter-segmental internal sales or transfers	29,209	–	29,209	(29,209)	–
Total	16,484,325	451,759	16,936,084	(29,209)	16,906,875
Operating Expenses	14,687,580	459,097	15,146,677	(28,510)	15,118,167
Operating Income	1,796,744	△ 7,337	1,789,407	(699)	1,788,708

For the current consolidated interim accounting period (From April 1, 2003 to September 30, 2003)

	Manufacture and sale of industrial materials (thousand yen)	Other businesses (thousand yen)	Total (thousand yen)	Extinguishment or all companies (thousand yen)	Consolidation (thousand yen)
Sales					
(1) Sales to outside customers	22,050,994	342,071	22,393,065	–	22,393,065
(2) Inter-segmental internal sales or transfers	17,695	–	17,695	(17,695)	–
Total	22,068,689	342,071	22,410,760	(17,695)	22,393,065
Operating Expenses	18,730,337	323,666	19,054,004	(13,876)	19,040,128
Operating Income	3,338,351	18,404	3,356,756	(3,819)	3,352,937

Previous Consolidated Fiscal Year (From April 1, 2002 to March 31, 2003)

	Manufacture and sale of industrial materials (thousand yen)	Other businesses (thousand yen)	Total (thousand yen)	Extinguishment or all companies (thousand yen)	Consolidation (thousand yen)
Sales					
(1) Sales to outside customers	36,212,786	791,959	37,004,746	–	37,004,746
(2) Inter-segmental internal sales or transfers	32,736	–	32,736	(32,736)	–
Total	36,245,523	791,959	37,037,482	(32,736)	37,004,746
Operating Expenses	31,732,505	866,724	32,599,229	(30,129)	32,569,100
Operating Income	4,513,017	△ 74,764	4,438,252	(2,607)	4,435,645

(Note) 1. Segmentation of Businesses

Company businesses are segmented, taking into consideration product lines and similarity of related markets.

2. Major products classified into each business category

Business Category	Major Products, etc.
Manufacture and sale of industrial materials, etc.	Manufacture and sale of electronic materials, optical materials, electric insulation materials and industrial application structural materials, and purchase and sale of related products
Other Businesses	Management of golf training courses, and purchase and sale of sports and recreation equipment

2. Segment Information by Location

Because Arisawa Group has no consolidated subsidiaries or branches located in any country or region other than Japan, there are no applicable matters in the previous consolidated interim accounting period, current consolidated interim accounting period and previous consolidated fiscal year.

3. Overseas Sales

Previous consolidated interim accounting period (From April 1, 2002 to September 30, 2002)

	Asia	North America	Other regions	Total
Ⅰ. Overseas Sales (thousand yen)	2,809,646	2,470,998	370,823	5,651,468
Ⅱ. Consolidated Sales (thousand yen)	—	—	—	16,906,875
Ⅲ. Proportion of Overseas Sales to Consolidated Sales (%)	16.6	14.6	2.2	33.4

Current consolidated interim accounting period (From April 1, 2003 to September 30, 2003)

	Asia	North America	Other regions	Total
Ⅰ. Overseas Sales (thousand yen)	5,969,282	3,206,128	322,738	9,498,149
Ⅱ. Consolidated Sales (thousand yen)	—	—	—	22,393,065
Ⅲ. Proportion of Overseas Sales to Consolidated Sales (%)	26.7	14.3	1.4	42.4

Previous Consolidated Fiscal Year (From April 1, 2002 to March 31, 2003)

	Asia	North America	Other regions	Total
Ⅰ. Overseas Sales (thousand yen)	8,441,111	5,223,005	684,817	14,348,934
Ⅱ. Consolidated Sales (thousand yen)	—	—	—	37,004,746
Ⅲ. Proportion of Overseas Sales to Consolidated Sales (%)	22.8	14.1	1.9	38.8

(Note) 1. The regions are classified by geographical proximity.

2. The respective regions are composed of the following countries.

North America: USA and Canada

Asia: Korea, China, Taiwan, Malaysia, etc.

3. Overseas sales are sales (including indirect exports) by the Company to respective regions.

(Securities)

The end of previous consolidated interim accounting period (As of September 30, 2002)

1. Other securities for which market values are available

	Purchase cost	Value shown on consolidated interim balance sheet	Balance
(1) Equity shares	1,049,802 thousand yen	1,619,947 thousand yen	570,144 thousand yen
(2) Others	162,155 thousand yen	131,984 thousand yen	△ 30,170 thousand yen
Total	1,211,958 thousand yen	1,751,931 thousand yen	539,973 thousand yen

2. Major contents of securities for which market values are not available

	Value shown in consolidated interim balance sheet
Other securities	
MMF	160,561 thousand yen
Unlisted stocks (excluding OTC stocks)	576,307 thousand yen

The end of current consolidated interim accounting period (As of September 30, 2003)

1. Other securities for which market values are available

	Purchase cost	Value shown on consolidated interim balance sheet	Balance
(1) Equity shares	1,113,210 thousand yen	1,659,475 thousand yen	546,264 thousand yen
(2) Others	234,034 thousand yen	208,806 thousand yen	△ 25,227 thousand yen
Total	1,347,244 thousand yen	1,868,282 thousand yen	521,037 thousand yen

2. Major contents of securities for which market values are not available

	Value shown in consolidated interim balance sheet
(1) Bonds held to maturity	
Unlisted foreign bonds	264,370 thousand yen
(2) Other securities	
MMF	160,626 thousand yen
Unlisted stocks (excluding OTC stocks)	297,361 thousand yen

The end of previous consolidated fiscal year (As of March 31, 2003)

1. Other securities for which market values are available

	Purchase cost	Value shown on consolidated balance sheet	Balance
(1) Equity shares	1,094,901 thousand yen	1,233,170 thousand yen	138,269 thousand yen
(2) Others	162,155 thousand yen	129,832 thousand yen	△ 32,323 thousand yen
Total	1,257,057 thousand yen	1,363,003 thousand yen	105,945 thousand yen

2. Major contents of securities for which market values are not available

	Value shown in consolidated balance sheet
(1) Bonds held to maturity	
Unlisted foreign bonds	269,318 thousand yen
(2) Other securities	
MMF	160,595 thousand yen
Unlisted stocks (excluding OTC stocks)	612,750 thousand yen

October 24, 2003

Fiscal Year Ending March 31, 2004
Summary of Individual Interim Financial Statements

Name of Listed Company: Arisawa Manufacturing Co., Ltd.

Listed on the 1st Section of Tokyo Stock Exchange

Code No.: 5208

(url http://www.arisawa.co.jp/)

Prefecture where Head Office is located: Niigata Prefecture

Representative: President and CEO: Sanji Arisawa

Contact Person: Executive Managing Director: Yukio Takashima TEL: (025) 524-7101

Date of Board of Directors Meeting for Interim Closing: October 24, 2003

Existence of interim dividend plan: Yes

Commencement date of payment for interim dividend:

Adoption of group share plan: Yes (1 group: 100 shares)

1. Business Results for Interim Accounting Period of 2003 (From April 1, 2003 to September 30, 2003)

(1) Operating Results

(Note) Indicated by rounding off the amount less than 1 million yen

	Sales amount		Operating profit		Ordinary profit	
	(million yen)	%	(million yen)	%	(million yen)	%
Interim Accounting Period of 2003	20,723	32.3	3,041	70.6	3,251	72.6
Interim Accounting Period of 2002	15,661	18.1	1,782	10.4	1,884	4.5
Fiscal Year Ending March 31, 2003	34,594		4,382		4,552	

	Interim (current) net profit		Interim (current) net profit per share
	(million yen)	%	(Yen, Sen)
Interim Accounting Period of 2003	1,744	62.7	58.91
Interim Accounting Period of 2002	1,072	3.4	40.09
Fiscal Year Ending March 31, 2003	2,469		90.87

(Note) 1) Average number of shares during the accounting period
Interim accounting period of 2003: 29,615,385 shares, Interim accounting period of 2002: 26,750,070 shares, FY2003: 26,756,971 shares
2) Change in accounting method: None
3) Indication of percentage of sales, operating profit, ordinary profit and interim (current) net profit shows the rate of increase or decrease against the previous interim accounting period.

(2) Dividend Status

	Interim dividend per share	Annual dividend per share
	(Yen, Sen)	(Yen, Sen)
Interim Accounting Period of 2003		-
Interim Accounting Period of 2002		-
Fiscal Year Ending March 31, 2003	-	23.00

(3) Financial Conditions

	Total assets	Shareholder equity	Equity ratio	Shareholder equity per share
	(million yen)	(million yen)	%	(Yen, Sen)
Interim Accounting Period of 2003	42,051	26,940	64.1	904.79
Interim Accounting Period of 2002	35,402	23,802	67.2	889.70
Fiscal Year Ending March 31, 2003	29,185	25,015	63.8	932.23

(Note) 1. Number of outstanding shares at the end of period
Interim accounting period of 2003: 29,775,730 shares, Interim accounting period of 2002: 26,753,253 shares, FY2003: 26,792,883 shares
2. Number of treasury stocks at the end of period: Interim accounting period of 2003: 20,535 shares, Interim accounting period of 2002: 6,625 shares, FY 2003: 8,995 shares

2. Forecasted Business Results for FY 2004 (From April 1, 2003 to March 31, 2004)

	Sales amount	Ordinary profit	Current net profit	Annual dividend per share	
				End of the term	
	(million yen)	(million yen)	(million yen)	(Yen, Sen)	(Yen, Sen)
Full year	43,600	6,800	3,800	26.00	26.00

(Reference) Forecasted current net profit per share (Full year) 127 yen 62 sen

* The above forecast was made based on the available information as of the date of announcement and results may differ in the future due to various factors.

2. Financial Statement

1) Balance Sheet

Item	End of Previous Interim Accounting Period (As of September 30, 2002) Amount (thousand yen)		Composition ratio (%)	End of Current Interim Accounting Period (As of September 30, 2003) Amount (thousand yen)		Composition ratio (%)	Condensed Balance Sheet for Previous Fiscal year (As of March 31, 2003) Amount (thousand yen)		Composition ratio (%)
(Assets)									
Ⅰ. Current Assets									
1. Cash and deposits	7,014,264			7,213,812			8,747,119		
2. Notes receivable	1,642,208			1,308,327			1,403,892		
3. Accounts receivable	6,390,150			7,646,796			6,638,548		
4. Inventories	2,733,565			4,101,806			3,024,857		
5. Deferred taxable assets	167,693			493,298			493,298		
6. Others	648,764			1,521,258			878,277		
Allowance for doubtful accounts	△ 7,897			△ 9,948			△ 8,125		
Total Current Assets		18,588,749	52.5		22,275,351	53.0		21,177,867	54.0
Ⅱ. Fixed Assets									
1. Tangible fixed assets									
(1) Buildings	4,456,579			5,299,830			4,536,363		
(2) Machinery and Equipment	3,883,146			4,700,775			4,143,746		
(3) Land	1,580,747			1,407,391			1,407,391		
(4) Construction in progress	1,154,602			2,571,858			2,123,713		
(5) Others	436,779			489,141			416,392		
Total Tangible Fixed Assets	11,511,855			14,468,997			12,627,607		
2. Intangible Fixed Assets	39,407			39,340			36,215		
3. Investments and other assets									
(1) Investment Securities	2,326,139			2,360,313			2,243,311		
(2) Stocks of affiliated companies	1,868,759			1,995,209			1,974,259		
(3) Deferred taxable assets	–			26,361			179,780		
(4) Others	1,097,933			900,509			962,288		
Allowance for doubtful debts	△ 30,594			△ 14,216			△ 15,585		
Total investments and other assets	5,262,238			5,268,177			5,344,054		
Total Fixed Assets		16,813,501	47.5		19,776,515	47.0		18,007,877	46.0
Total Assets		35,402,251	100.0		42,051,866	100.0		39,185,744	100.0

Item	End of Previous Interim Accounting Period (As of September 30, 2002) Amount (thousand yen)		Com-position ratio (%)	End of Current Interim Accounting Period (As of September 30, 2003) Amount (thousand yen)		Com-position ratio (%)	Condensed Balance Sheet for Previous Fiscal year (As of March 31, 2003) Amount (thousand yen)		Com-position ratio (%)
(Liabilities)									
Ⅰ. Current Liabilities									
1. Notes payable	4,181,870			4,444,791			4,262,097		
2. Accounts payable	2,873,932			4,639,876			3,775,722		
3. Short-term borrowings	263,800			190,000			210,000		
4. Accrued income tax and others	741,553			1,133,696			1,530,291		
5. Equipment notes payable	1,228,157			1,361,471			1,650,158		
6. Allowance for bonuses	759,589			1,432,633			920,683		
7. Others	1,103,696			1,592,867			1,413,812		
Total Current Liabilities		11,152,599	31.5		14,795,337	35.2		13,762,767	35.1
Ⅱ. Fixed Liabilities									
1. Deferred taxable liabilities	115,678			–			–		
2. Reserve for bonuses to retiring officers	156,477			128,026			166,105		
3. Reserve for severance payment	162,617			174,408			228,944		
4. Others	12,653			13,336			12,736		
Total Fixed Liabilities		447,427	1.3		315,771	0.7		407,786	1.1
Total Liabilities		11,600,026	32.8		15,111,108	35.9		14,170,553	36.2
(Stockholder Equity)									
Ⅰ. Capital		6,337,106	17.9		6,698,400	15.9		6,378,708	16.3
Ⅱ. Capital surplus									
1. Capital reserve	5,449,469			5,810,553			5,491,071		
Total capital surplus		5,449,469	15.4		5,810,553	13.8		5,491,071	14.0
Ⅲ. Earned surplus									
1. Revenue reserve	748,262			748,262			748,262		
2. Voluntary reserve	9,314,441			11,012,298			9,314,441		
3. Unappropriated retained earnings at the end of interim period (current)	1,634,556			2,423,783			3,031,483		
Total earned surplus		11,697,260	33.0		14,184,344	33.8		13,094,187	33.4
Ⅴ. Other securities appreciation differences		335,214	0.9		300,058	0.7		73,308	0.2
Ⅵ. Treasury Stock		△ 16,825	△0.0		△ 52,598	△0.1		△ 22,084	△0.1
Total Stockholder Equity		23,802,224	67.2		26,940,758	64.1		25,015,191	63.8
Total Liabilities and Stockholder Equity		35,402,251	100.0		42,051,866	100.0		39,185,744	100.0

2) Statement of Income

Item	Previous Interim Accounting Period (From April 1, 2002 to September 30, 2002) Amount (thousand yen)		(%)	Current Interim Accounting Period (From April 1, 2003 to September 30, 2003) Amount (thousand yen)		(%)	Condensed statement of income for previous Fiscal year (From April 1, 2002 to March 31, 2003) Amount (thousand yen)		(%)
Ⅰ. Sales		15,661,977	100.0		20,723,331	100.0		34,594,599	100.0
Ⅱ. Sales cost		12,562,263	80.2		16,063,219	77.5		27,243,207	78.7
Gross profit on sales		3,099,713	19.8		4,660,111	22.5		7,351,391	21.3
Ⅲ. Selling and general administration expenses		1,316,872	8.4		1,618,973	7.8		2,968,827	8.6
Operating profit		1,782,841	11.4		3,041,137	14.7		4,382,563	12.7
Ⅳ. Non-operating revenue		417,119	2.7		470,854	2.3		732,672	2.1
Ⅴ. Non-operating expense		315,479	2.0		259,997	1.3		562,389	1.6
Ordinary profit		1,884,481	12.1		3,251,994	15.7		4,552,846	13.2
Ⅵ. Extraordinary profit		1,514	0.0		–	–		19,584	0.1
Ⅶ. Extraordinary losses		52,656	0.3		336,649	1.6		330,270	1.0
Pretax interim (current) net profit		1,833,339	11.8		2,915,344	14.1		4,242,159	12.3
Corporate income tax, local residence tax, and enterprise tax	760,890			1,170,951			2,204,000		
Adjustment of corporate income tax, etc.	–	760,890	4.9	–	1,170,951	5.7	△ 431,215	1,772,784	5.2
Interim (current) net profit		1,072,448	6.9		1,744,393	8.4		2,469,375	7.1
Profit carried forward from the previous term		562,107			679,390			562,107	
Unappropriated retained earnings for interim period (current)		1,634,556			2,423,783			3,031,483	

Underlying Substantial Matters for Preparation of Interim Financial Statements

(1) Appreciation Standards and Method for Assets
   1) Inventories
      Products, commodities, semi-finished goods, and goods in process
         FIFO method applied at cost basis
      Raw materials and purchased supplies
         Periodic average method applied at cost basis
   2) Securities
      Other securities
      Securities for which market value is available:
         Mark to market method based on market price as of the interim account closing date (All appreciation differences have been treated by direct transfer to the capital method and disposal cost has been calculated by the periodic average method).
      Securities for which market value is not available:
         Valued by the periodic average method at cost
   3) Derivatives
      Mark to market method

(2) Depreciation method of fixed assets
   1) Tangible fixed assets
      Fixed percentage method
      With regard to buildings (excluding annexed facilities to the building) acquired after April 1, 1998, however, the fixed amount method has been applied.
   2) Intangible fixed assets
      Fixed amount method

(3) Allocation of Standards for Allowances
   1) Allowance for doubtful accounts

We have appropriated an uncollectible amount as the actual bad debt ratio for general credits and by considering possible individual collectibility for special credits such as doubtful loans.

2) Reserve for bonuses

In order to appropriate for bonuses paid to employees, we have appropriated an amount for the current interim accounting period based on an estimated amount of payment.

3) Reserve for Retirement Benefits

We have appropriated an amount deemed to accrue at the end of the current interim accounting period based on an estimated amount of liabilities for retirement benefits and pension assets at the end of the current fiscal year.

Regarding differences in mathematical calculation, the amount obtained by the fixed amount method for a fixed period of time (5 years) within the average remaining years of service of employees at the time of accrual in each business year has been allocated to expenses from the following business year of accrual.

4) Reserve for Officer Retirement Bonuses

In preparation for the payment of officer retirement bonuses, we have appropriated an amount required at the end of the interim accounting period pursuant to bylaws.

(4) Treatment of Lease Transactions

Finance lease transactions other than those for which ownership is deemed fully transferred to the lessee are treated pursuant to accounting standards in the manner as applied to ordinary lease transactions.

(5) Other Underlying Substantial Matters for Preparation of Interim Financial Statements

1) Treatment of deferred assets

Expenses for shares issued are all treated as expenses where incurred.

2) Accounting treatment of consumption tax, etc.

Accounting treatment of consumption tax adopts pretax method.

Explanatory Notes on Financial Statement

		(Previous interim accounting period)	(Current interim accounting period)	(Previous fiscal year)
(1)	Accumulated depreciation of tangible fixed assets	15,572,827 thousand yen	16,599,092 thousand yen	16,280,848 thousand yen
(2)	Assets pledged as collateral	4,074,314 thousand yen	3,547,036 thousand yen	3,792,440 thousand yen
(3)	Guaranteed obligations	815,043 thousand yen	112,704 thousand yen	506,000 thousand yen

(Note) Among guaranteed obligations, 106,000 thousand yen at the end of the previous interim accounting period, 58,000 thousand yen at the end of the current interim accounting period, and 82,000 thousand yen for the previous fiscal year are jointly guaranteed by Nippon Kayaku Co., Ltd.

(4) Since tax effect accounting by the simplified resale method has been applied to tax expenses for the current interim accounting period and previous interim accounting period, corporate income tax adjustment, etc., is included in "Corporate income tax, local residence tax, and enterprise tax."

Increase in Number of Outstanding Shares

(1) Stock Split

As of May 19, 2003, we carried out a stock split of the shares held by shareholders recorded in the list of shareholders and the list of actual shareholders as of March 31, 2003 at a ratio of 1 share to 1.1 shares. Fractional shares of less than one share arising from the split, however, were sold en bloc, and disposal funds were distributed according to fractions to shareholders whose shares generated fractions. The increase in the number of outstanding shares as a result of the split was 2,680,187 shares.

(2) Exercise of Preemptive Rights under the former Commercial Code, Article 280-19, paragraph 1

Date of Adopting Resolution: June 29, 1999

Number of issued shares	108,800	shares
Issue price	2,017	yen
Capitalization amount	1,009	yen

Date of Adopting Resolution: June 29, 2000

Number of issued shares	103,600	shares
Issue price	2,264	yen
Capitalization amount	1,132	yen

Date of Adopting Resolution: June 28, 2001

Number of issued shares	101,800	shares
Issue price	1,819	yen
Capitalization amount	910	yen

To Whom It May Concern

November 20, 2003

Name of Listed Company:	Arisawa Manufacturing Co., Ltd.
Representative:	President and Chief Executive Officer: Sanji Arisawa
Address:	1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture
Code No.:	5208
Listed Stock Exchange:	Tokyo Stock Exchange, 1st Section
Contact:	Title of Person in Charge: Managing Director: Yukio Takashima TEL: (025) 524-5124

Notice of Short-form Merger

At the meeting of the Board of Directors of the Company, held on November 20, 2003, the Company decided to make a short-form merger with Arisawa Optech Co., Ltd., a 100% subsidiary of the Company, as of February 1, 2004 under the terms and conditions set forth below. Accordingly we hereby make an announcement to that effect.

1. Purpose of Merger

By merging with Arisawa Optech Co., Ltd., a wholly owned subsidiary, the Company will reorganize the display business through more efficient operation of organization and technical synergy effect.

2. Summary of Merger

(1) Schedule of Merger

Meeting of Board of Directors for approval of the Contract of Merger:	November 20, 2003
Signing the Contract of Merger:	November 20, 2003
Shareholders' meeting for approval of the Contract of Merger:	Since this merger is the short-form merger under the Commercial Code, Article 413-3, the Company will not hold a Shareholders' meeting for approval of the Contract of Merger. (The predecessor company: December 10, 2003)
Date of Merger:	February 1, 2004 (schedule)
Registration of Merger:	Early February, 2004 (schedule)

(2) Method of Merger

It will be a merger that designates the Company as the surviving company and Arisawa Optech Co., Ltd. will be dissolved.

(3) Merger Ratio

The Company owns 100% of the shares of Arisawa Optech Co., Ltd. and issue of new shares or increase in capital by the merger will not be made.

(4) Delivered money due to merger

Delivered money due to merger will not be paid.

3. Overview of the Merging Companies (As of September 30, 2003)

(1) Trade Name	Arisawa Manufacturing Co., Ltd. (Amalgamated company)	Arisawa Optech Co., Ltd. (Predecessor company)
(2) Business Category	Manufacture and sale of electronics materials, display materials, etc.	Manufacture and sale of optical devices and the accompanying businesses
(3) Date of Incorporation	July 1, 1949	November 30, 1999
(4) Address of Head Office	1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture	1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture
(5) Representative	President and Chief Executive Officer: Sanji Arisawa	President and Chief Executive Officer: Masahide Iesaka
(6) Capital	6,698 million yen	10 million yen
(7) Total number of outstanding shares	29,796,265 shares	200 shares
(8) Shareholders' equity	26,940 million yen	△ 258 million yen
(9) Total Assets	42,051 million yen	92 million yen (Note) Arisawa Optech Co., Ltd. made allocation of new stocks to a third party in November 2003 and it is expected to dissolve the excess liabilities. As of November 30, 2003, the expected amount is capital of 160 million yen, total number of outstanding shares of 800 shares, shareholders' equity of 41 million yen and total assets of 392 million yen.
(10) Closing Period	March 31	March 31
(11) Number of Employees	802 persons	1 person (excluding directors)
(12) Major Clients	Sumitomo Corp. Plastic Co., Ltd. Tomen Corp. Kuraray Co., Ltd.	Kyosei Electric Co., Ltd. Sanyo Multimedia Sales Co., Ltd. Item-16 Co., Ltd.
(13) Major Shareholders	Japan Trustee Services Bank, Ltd. (trust account) 8.3% The Master Trust Bank of Japan, Ltd. (trust account) 7.0% The Master Trust Bank of Japan, Ltd. (retirement benefits trust account, Asahi Glass Co., Ltd. account) 5.4% Mitsubishi Gas and Chemical Co., Inc. (including retirement benefits account) 4.0% The Hachijuni Bank, Ltd. 2.7%	Arisawa Manufacturing Co., Ltd.
(14) Major Banks of Account	The Hachijuni Bank Ltd. The Daishi Bank, Ltd.	The Hachijuni Bank Ltd.
(15) Relations of the Parties	Capital relation	The Company has contributed 100% of the capital of the predecessor company.
	Personal relation	Two directors of the Company concurrently hold the office of directors of the predecessor company. And one employee of the Company concurrently holds the office of auditor of the predecessor company.
	Transaction relation	Sales of Products The Company loans building and machinery and equipment to the predecessor company.

(16) Business Results in the Recent Three Closing Periods

	Arisawa Manufacturing Co., Ltd. (Amalgamated company)			Arisawa Optech Co., Ltd. (Predecessor company)		
Closing Period	Period ended March 31, 2001	Period ended March 31, 2002	Period ended March 31, 2003	Period ended March 31, 2001	Period ended March 31, 2002	Period ended March 31, 2003
Net sales (millions of yen)	27,518	26,063	34,594	32	55	44
Operating profit (millions of yen)	3,298	3,093	4,382	△ 36	△ 65	△ 87
Ordinary profit (millions of yen)	3,528	3,425	4,552	△ 39	△ 69	△ 93
Net profit (millions of yen)	2,002	2,009	2,469	△ 45	△ 75	△ 104
Net profit per share (yen)	102.76	90.36	90.87	△228,627.41	△378,593.21	△521,606.46
Dividend per share (yen)	24.00	21.00	23.00	0.00	0.00	0.00
Shareholders' equity per share (yen)	868.19	972.60	932.23	△267,342.55	△645,935.75	△1,167,542.21

(Note) Arisawa Optech is expected to dissolve the excess liabilities by the end of November, 2003.

4. Situation after Merger

(1) Trade Name — Arisawa Manufacturing Co., Ltd.

(2) Business Category — Manufacture and sale of electronics materials and display materials, etc.

(3) Address of Head Office — 1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture

(4) Representative — President and Chief Executive Officer: Sanji Arisawa

(5) Capital — 6,698 million yen

(There will not be an increase in capital by the merger.)

(6) Total Assets — 42,004 million yen (△140 million yen)

(Note) Based on the total assets as of September 30, 2003, it was calculated, including the expected dissolution of excess liabilities. The figure in the parenthesis is the forecast of reduction by the merger.

(7) Closing Period — March 31

(8) Effect on the Performance — The effect on the nonconsolidated business results of the Company will be slight. As the predecessor company is a consolidated subsidiary, there will be little effect on the consolidated results.